Filed by Tiberius Acquisition Corporation

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tiberius Acquisition Corporation

Commission File Number: 001-38422

Date: March 12, 2020

IGI Receives Provisional NAIC Approval to Write U.S. E&S Business Effective April 1, 2020

DUBAI, United Arab Emirates, 12 March, 2020 -- International General Insurance Holdings Limited (“IGI” or the “Company”) today announced that its Bermuda subsidiary, International General Insurance Company Ltd. (“IGI Bermuda”), has been granted provisional approval by the National Association of Insurance Commissioners (NAIC) to begin writing U.S. excess and surplus (“E&S”) lines business effective April 1, 2020, pending execution of the IGI Bermuda U.S. E&S lines trust agreement which is currently in progress.

It is expected that IGI Bermuda will be named on the NAIC’s April Quarterly Listing of Alien Insurers.

IGI Bermuda intends to write short-tail U.S. E&S business in energy, property and political violence specialty lines.

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About IGI:

IGI is a leading international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in the Dubai International Financial Centre with operations in Bermuda, London, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent) with a Stable outlook by AM Best and “A-” with a Stable outlook by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

About Tiberius:

Tiberius Acquisition Corporation (“Tiberius”) (NASDAQ: TIBR) is a blank check company with over $200 million of capital in trust and forward purchase commitments and is led by Michael Gray and Andrew Poole. Tiberius was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more target businesses in the insurance sector. The executives and Board of Directors of Tiberius have greater than 140 years of public company operational, regulatory and insurance public company leadership. Tiberius’ common stock, warrants and units currently are listed on Nasdaq under the ticker symbols “TIBR”, “TIBRW” and “TIBRU”. For more information about Tiberius, please visit www.tiberiusco.com.

Important Information About the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, International General Insurance Holdings Limited (“IGI Holdings”) has filed a registration statement on Form F-4 (the “F-4”) with the Securities and Exchange Commission (the “SEC”) which has been declared effective. The F-4 includes a prospectus with respect to IGI Holdings’ securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius’s stockholder meeting at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read the F-4 and the amendments and supplements thereto and other information filed with the SEC in connection with the proposed transaction, as these materials contain important information about IGI, Tiberius, and the proposed transaction. The proxy statement contained in the F-4 and other relevant materials for the proposed transaction have been mailed to stockholders of Tiberius as of a record date that has been established for voting on the proposed transaction. Stockholders also are able to obtain copies of the F-4 and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

Participants in the Solicitation:

Tiberius, IGI, IGI Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius’s stockholders with respect to the proposed transaction. A list of the names of Tiberius’s directors and executive officers and a description of their interests in Tiberius is contained in Tiberius’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants is contained in the F-4.

IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers is included in the F-4.

No Offer or Solicitation:

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Non-IFRS Financial Measures:

This press release includes a discussion of core operating income and total value creation, which are non-IFRS financial measures. These financial measures have not been prepared in accordance with IFRS and include certain adjustments and modifications which would not be permitted in financial measures prepared in accordance with IFRS. However, management uses these measures, and believes that these measures are important, in evaluating its own business. Management also believes that these non-IFRS financial measures are useful to investors and other users of IGI’s financial statements in evaluating IGI’s operating performance because they provide an additional tool to compare business performance across periods and among companies. These non-IFRS financial measures also enable investors to more easily evaluate the underlying financial performance of IGI. The presentation of non-IFRS financial measures is intended to complement, and should not be considered an alternative to, the presentation of IGI’s results under IFRS. In addition, non-IFRS financial measures as presented in this press release may not be comparable to similarly titled measures used by other companies.

Preliminary Financial Data:

The financial results for our year ended December 31, 2019 presented above are preliminary and unaudited. Our actual results may differ from our preliminary results due to the completion of our financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this press release and the time that financial results for the year ended December 31, 2019 are finalized. Our actual results for the year ended December 31, 2019 may differ materially from our preliminary results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. Accordingly, you should not place undue reliance upon these preliminary data. Preliminary estimates of financial results are subject to risks and uncertainties, many of which are not within our control. The preliminary results included herein have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Tiberius, IGI and IGI Holdings may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information, statements regarding the anticipated financial impact of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, including without limitation receipt of all required regulatory approvals, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Tiberius, IGI, and IGI Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, (2) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to the failure to obtain the approval of the stockholders of Tiberius or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares or warrants on Nasdaq in connection with or following the closing of the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations; (8) the potential inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and the combined company’s ability to retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for IGI’s and the combined company’s services together with the possibility that IGI or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the F-4 and proxy statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Tiberius’ and IGI Holdings’ other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections and forward-looking statements issued by the parties (including statements about IGI’s anticipated performance in 2020 or 2021) are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tiberius and IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiberius, IGI, and IGI Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Investor Contact:

Robin Sidders, Head of Investor Relations

T: + 44 (0) 20 7220 4937

Email: Robin.Sidders@iginsure.com

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